# OPERATING AGREEMENT FOR

# LAFAYETTERACEWAY.COM,  LLC

THIS OPERATING AGREEMENT is made and entered into this 23$^{rd}$ day of June, 2016 by and among the undersigned parties, as initial member (hereinafter called "**Founding Member**") of **LAFAYETTERACEWAY.COM, LLC** an Indiana limited liability company.

## Preliminary Statement

**LAFAYETTERACEWAY.COM,  LLC** an Indiana limited liability company (hereinafter called the "**Company**"), was organized on June 23, 2016.  **Mark L. Snyder, as Manager of Snyder Entertainment Group, LLC** (hereinafter called the "**Organizer**") acted as organizer to form the Company under the laws of the State of Indiana by the filing of Articles of Organization (hereinafter called the "**Articles**") for the Company pursuant to the **Indiana Business Flexibility Act (the "Act")** on behalf of the Initial Members.  The Initial Member now desires to adopt this Operating Agreement to govern certain aspects of the operations of the Company and to set forth the rights and obligations of the **Founding Member**, the **Master Members, Charter Members** and any additional Class of Member or Substitute Member (as defined below), and their respective successors and assigns.  The name and address of the Founding Member is as shown on EXHIBIT "A" attached to and made a part of this Agreement.

## Terms and Conditions

In consideration of the mutual covenants and agreements contained in this Agreement, and intending to be legally bound thereby, the undersigned parties hereby agree to the following terms and conditions.

# ARTICLE I

## DEFINITIONS

Unless the context or rules of grammar otherwise require or unless otherwise expressly provided in this Agreement, the underlined terms used in this Agreement shall have the meanings specified in this **Article I**, as set forth below:

"Act" means the **Indiana Business Flexibility Act (Ind. Code 23-18, et seq.)**, as the same may be amended from time to time.

"Additional Member" means any Person or other entity admitted as a Member pursuant to Section 10.1 of this Agreement.

"Affiliate" means any person or other entity, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with a Founding, Master or Charter Member. The term "control," as used in the immediately preceding sentence, means, with respect to a corporation, the right to exercise, directly or indirectly, more than 50% of the voting rights of such corporation and, with respect to any other person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies thereof.

"Agreement" means this Operating Agreement, as originally executed and as amended from time to time.

"Allocation Adjustment Date" means the date on which the total cash distributions received by the Charter Members equal the total of those Member's Initial capital contribution plus a compounded annual return of TEN PERCENT (10%) per annum (a/k/a Parity).

"Articles" means the Articles of Organization filed by the Company with the Indiana Secretary of State and as amended or restated from time to time.

"Charter Member" means a Member other than the Founding or Master Members.

"Available Cash" of the Company means all cash funds of the Company on hand from time to time, other than cash funds obtained as contributions to the capital of the Company by the Initial Members and cash funds obtained from loans to the Company after:

(i) provision for payment of all operating expenses of the Company as of such time;

(ii) provision for payment of all outstanding and unpaid current obligations of the Company as of such time; and,

(iii) provision for a reasonable working capital reserve, if such a reserve is established by the Founding Member.

"Bankruptcy" means:

(i) the entry of a decree or order for relief against the Member by a court of competent jurisdiction in any involuntary case brought against the Member under any bankruptcy, insolvency or other similar law generally affecting the rights of creditors and relief of debtors now or hereafter in effect.

(ii) the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar agent under applicable Debtor Relief Laws for the Member or for any substantial part of its assets or property;

(iii) the ordering of the winding up or liquidation of the Member's affairs;

(iv) the filing of a petition in any such involuntary bankruptcy case, which petition remains and is not dismissed for a period of 180 days or which is not dismissed or suspended pursuant to Section 303 of the Federal Bankruptcy Code or any corresponding provision of any future United States bankruptcy law;

(v) the commencement by the Member of a voluntary case under any applicable Debtor Relief Law now or hereafter in effect;

(vi) the consent by the Member of the entry of an order for relief in an involuntary case under any such law or to the appointment of or the taking of possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar agent under any applicable Debtor Relief Laws for the Member or for any substantial part of its assets or property; or,

(vii) the making by a Member of any general assignment for the benefit of its creditors.

"Capital Account" means the account established and maintained for each Member or assignee in the manner prescribed by Section 8.1 of this Agreement **and in the manner provided in Treasury Regulation § 1.704-1(b)(2)(iv), as amended from time to time**.

"Capital Contribution" means the total value of any cash, property, services rendered, or a promissory note or other binding obligation to contribute cash or property or to perform services that a person transfers to the Company in the capacity of a Member, as shown on EXHIBIT "B" attached to and made a part of this Agreement, as the same may be amended from time to time. Any reference in this Agreement to the Capital Contribution of a Member shall include all Capital Contributions previously made by any prior Member for the interest of such Member, and shall be reduced by a Distribution(s) to such prior Member in return of the Member's Capital Contribution(s) as contemplated in this Agreement.

"Capital Proceeds" means all proceeds of any type from a Capital Transaction.

"Capital Transaction" means (i) a merger or other combination of the Company with any other entity, (ii) the sale of all or substantially all of the assets of the Company, or (iii) a refinancing of the Company's indebtedness.

"Code" means the Internal Revenue Code of 1986, as amended. All references in this Agreement to Code Sections shall include any and all corresponding provisions of succeeding law.

"Code Section 736(a) Payments" means a series of payments made in liquidation of the entire Interest of a Former Member, each installment of which shall be treated as a guaranteed payment to the Former Member as described in Code Section 736(a)(2) or as a payment of the Former Member's distributive share of the Company's income as described in Code Section 736(a)(1).

"Code Section 736(b) Payment" means a lump sum payment made in exchange for a Member's Interest in the Company's property upon liquidation of the Member's entire Interest in the Company.

"Company" refers to **LAFAYETTERACEWAY.COM, LLC.**

"Event of Dissociation" means the withdrawal, death, retirement, resignation, removal, Bankruptcy or dissolution of a Founding, Master or Charter Member, or the assignment by a Founding, Master or Charter Member of such Member's ownership voting interest following which the assignee of such ownership voting interest becomes a Founding, Master or Charter Member pursuant to Section 9.4.

"Former Member" means the Founding, Master or Charter Member whose actions, conduct or status has resulted in an Event of Dissociation, and thereafter such Person is no longer a Founding, Master or Charter Member.

"Founding Member" refers to **SNYDER ENTERTAINMENT GROUP, LLC**.

"Interest" means a Member's or assignees economic rights in the Company, including the Member's share of the profits and losses of the Company and the right to receive distributions from the Company, as set forth in the Act, the Articles and this Agreement.

"Majority in Interest of the Charter Members" means the Charter Members who have made more than fifty percent (50%) of the total Capital Contributions made by all Charter Members, as stated in the records of the Company, and to the extent that such Capital Contributions have not been previously returned.

"Majority in Interest of the Master Member(s)" means the Master Member(s) who have made more than fifty percent (50%) of the total Capital Contributions made by all Master Member(s), as stated in the records of the Company, and to the extent that such Capital Contributions have not been previously returned.

"Manager" means the Person or Entity designated in Section 6.1.

"Master Member(s)" refers to the party or parties that provide the initial capital contribution.

"Member" means a Person admitted to membership in the Company in accordance with the Act, the Articles and this Agreement, and as to whom an Event of Dissociation has not occurred.

"Operating Agreement" means this Agreement.

"Percentage Interest" of a Member means the percentage of such Member set forth opposite the name of such Member under the column "Percentage Interest" on EXHIBIT "B" as such percentage may be adjusted from time to time pursuant to the terms of this Agreement.

"Person" means an individual, corporation, a general or limited partnership, an association, a limited liability company, a business trust, or any other legal or commercial entity.

"Substitute Member" means any Person who or which is admitted into Membership upon the written consent of the Founding Member pursuant to Section 9.4 of this Agreement.

"Units" refers to an interest in the Company representing a contribution to capital, to be measured in such units as may be established pursuant to Section 3.4 of this Agreement. Whenever reference is made to "Percentage Interest," a Unit may be converted into the same by dividing a Member's number of Units by the total of all Units outstanding.

## ARTICLE II
### ORGANIZATION AND TERM

Section 2.1. Formation. The Company was formed pursuant to the Act. The rights and liabilities of the Members shall be as provided under the Act, the Articles and this Agreement. The

Members agree to each of the provisions of the Articles.

Section 2.2. Name. The name of the Company is **LAFAYETTERACEWAY.COM, LLC.**

Section 2.3. Principal Place of Business. The principal place of business of the Company shall be 1705 Greenbush Street, or such other address as may be established by the Founding Member.

Section 2.4. Registered Office and Registered Agent. The Company's registered office shall be at its principal place of business set forth in **Section 2.3** and the name of its initial registered agent at such address shall be **SNYDER ENTERTAINMENT GROUP, LLC**. The Company may designate another registered office or agent at any time by following the procedures set forth in the Act.

Section 2.5. Purpose. The purpose of the Company shall be as set forth in the Articles.

Section 2.6. Effective Date. The effective date of this Agreement shall be June 23, 2016.

Section 2.7. Term. The term of the Company shall be perpetual until dissolution in accordance with **Section 11.1** or the Act.

Section 2.8. Other Instruments. Each Member hereby agrees to execute and deliver to the Company within ten (10) days after receipt of a written request therefor, such other and further documents and instruments, statements of interest and holdings, designations, powers of attorney and other instruments and to take such other action as the Company deems necessary, useful, or appropriate to comply with any laws, rules or regulations as may be necessary to enable the Company to fulfill its responsibilities under this Agreement.

## ARTICLE III

### MEMBERS AND CAPITAL CONTRIBUTIONS

Section 3.1. Names and Addresses of Members. All Members of the Company, past and present, and their last known business, residence or mailing address shall be listed on the attached EXHIBIT "A". The Members shall be required to update EXHIBIT "A" and/or EXHIBIT "B" from time to time as necessary to accurately reflect the information therein.

Section 3.2. Capital Contributions and Percentage Interests of Members. The initial Capital Contributions to the Company and Percentage Interests of each Master Member are set forth on EXHIBIT "B". Any subsequent Capital Contributions shall be in such amounts and in such types of property as may be agreed upon by the Founding Member.

Section 3.3.  Cash Contributions Only.  Absent the express prior written agreement of the Founding Member, no Capital Contributions may be made other than in cash and the Company shall not be obligated to recognize as a Capital Contribution any transfer to the Corporation of property other than cash.

Section 3.4.  Units Representing Membership Interests; Certificates.  The Interests shall be represented by the Units held by each Member.  Each Member's respective Units in the Company are set forth on the attached EXHIBIT "B".  The Members hereby agree that each Unit shall entitle the Member possessing such Unit to one vote per Unit on matters on which the Members may vote under the Articles, this Agreement and the Act, and further to an equal proportionate share per Unit of the Company's net income, gains, losses, deductions and credits.

## ARTICLE IV
### MEETINGS OF MEMBERS

Section 4.1.  Annual Meetings.  Annual meetings of the Members shall be held on the first Tuesday in November of each year at the principal offices of the Company, or on such other date or at such other place as may be designated by the Founding Member.

Section 4.2.  Special Meetings.  Special meetings of the Master, Charter Members or all of the Members may be called by the Founding Member.  Special meetings of the Master, Charter Members or all of the Members shall be called upon delivery to the Master, Charter Members or all of the Members, as applicable, of notice of a special meeting of the Master, Charter Members or all of the Members, as applicable, given in accordance with **Section 4.3** signed and dated by the Founding Member.

Section 4.3.  Notice of Meetings.  The Company shall deliver or mail written notice stating the date, time, and place of any Master and/or Charter Members or full Members meeting and, in the case of a special Master and/or Charter Members meeting, meeting of all the Members or when otherwise required by law, a description of the purposes for which the meeting is called, to each Master Member and/or Charter Member, as applicable, of record entitled to vote at the meeting, at such address as appears in the records of the Company and at least two, but no more than 30, days before the date of the meeting.

Section 4.4.  Waiver of Notice.  A Member may waive notice of any meeting, before or after the date and time of the meeting as stated in the notice, by delivering a signed waiver to the Company for inclusion in the minutes.  A Member's attendance at any meeting, in person or by proxy (a) waives objection to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (b) waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting notice, unless the Member objects to considering the matter when it is presented.

Section 4.5  Voting by Proxy.  A Member may appoint a proxy to vote or otherwise act for the Member pursuant to a written appointment form executed by the Member or the Member's duly authorized attorney-in-fact.  An appointment of a proxy is effective when received by the Secretary or other officer or agent of the Company authorized to tabulate votes.  The general proxy of a fiduciary is given the same effect as the general proxy of any other Member.  A proxy appointment is valid for 11 months unless otherwise expressly stated in the appointment form.

Section 4.6.  Action by Consent.  Any action required or permitted to be taken at a Master and/or Charter Members' or full Members' meeting may be taken without a meeting if the action is taken by all the Members entitled to vote on the action.  The action must be evidenced by one or more written consents describing the action taken, signed by the Founding Member or all of the Members, as applicable, entitled to vote on the action, and delivered to the Company for inclusion in the minutes.

Section 4.7.  Presence.  Any or all Master and/or Charter Members may participate in any annual or special Master and/or Charter Members' meeting by, or through the use of, any means of communication by which all Master and/or Charter Members participating may simultaneously hear each other during the meeting.  A Master and/or Charter Member so participating is deemed to be present in person at the meeting.

Section 4.8.  Conduct of Meetings.  At any Members' meeting, the Founding Member shall preside or appoint a person to preside at the meeting and shall appoint a person to act as secretary of the meeting.  The secretary of the meeting shall prepare minutes of the meeting shall be placed in the minute books of the Company.

**ARTICLE V**

RIGHTS OF MEMBERS

Section 5.1. Rights of the Founding Member. The Founding Member shall have the following rights, except as otherwise provided in the Act, the Articles or this Agreement:

(a) the right to elect and remove the Manager or Managers, as provided in Article VI;

(b) the right to amend the Articles and this Agreement, provided that such amendment complies with the Act, the Articles and Article XIV of this Agreement;

(c) the right to approve or disapprove the issuance of Additional Units for sale to then existing Members or new subscribers and the admission of a transferee of some or all of a Member's Units as Substitute Member, in accordance with the provisions set forth in this Agreement;

(d) the right to approve a merger of the Company, or the sale, exchange or other disposition of all or substantially all of the Company's Property, when such merger, sale, exchange or other disposition is, or is part of, a single transaction or plan, pursuant to the written consent of the Founding Member;

(e) the right to dissolve the Company by the written consent of the Founding Member; and

(f) in addition, any and all rights and powers of members under the Act to the extent not exclusively vested in the Manager or Managers under Article VI.

Section 5.2. Rights of the Master and Charter Members    Master and Charter Members shall have no rights with respect to the management or affairs of the Company or under this Agreement except as specifically provided for in this Agreement. Master and Charter Members shall have the right to vote as a group to approve any amendment to this Agreement or this Articles which adversely impacts (a) the allocations of Profits and Losses to the Master and Charter Members, or (b) the amounts and timing of payments or distributions to the Master and Charter Members. The Managers or the Founding Member may, but is not required to, submit other matters to the vote of the Master and Charter Members.

Section 5.3. Waiver of Partition. Each Member on behalf of such Member, its successors and its assigns, hereby waives any rights to have any Company property partitioned.

Section 5.4. Withdrawal. A Master or Charter Member may not withdraw from the Company without the consent of the Founding Member. Further, unless specifically authorized by the Founding Member, a Master Member may not withdraw unless:

(i)   the Master or Charter Member has contributed the full amount of money or other consideration which constitutes the Master or Charter Member's Capital Contribution as set forth on EXHIBIT "B" hereto; and,

(ii)   following the Master or Charter Member's withdrawal there will be at least two remaining Master or Charter Members of the Company.  The Company may recover damages for breach of this **Section 5.3** and may offset the Company's damages against any amount owed to a Master or Charter Member or Former Master or Charter Member for distributions or otherwise.

Section 5.5.  Reimbursement of Expenses.  Each Master or Charter Member shall be entitled to reimbursement from the Company of all expenses of the Company reasonably incurred and paid by such Member on behalf of the Company.  Any question as to whether a Master or Charter Member is entitled to reimbursement of expenses under this **Section 5.4** shall be determined by the Founding Member.

Section 5.6.  Organization Expenses.  The Company shall pay all expenses incurred in the organization of the Company.

## ARTICLE VI
## MANAGERS

Section 6.1.  Managers.

(a)  Except to the extent that the Founding Member may determine otherwise, **day-to-day management** of the Company's business shall be exclusively vested in a group of Managers.  The number of Managers shall be two (2).  Each Manager shall serve for a term of one (1) year and until the Managers' successor is duly elected and qualified.  The Founding Member hereby elect the natural persons, 18 years of age or older, identified on the attached EXHIBIT "B" to be the initial Managers of the day-to-day business of the Company.  Subject to the terms of this **Section 6.1**, the Managers shall act by the affirmative vote of the Founding Member.  Except to the extent that the Founding Member may determine otherwise, each Manager shall have the authority to sign agreements and other instruments on behalf of the Company without the signature of any other Manager.

(b)  The Mangers shall be elected by the consent of the Founding Member.  A Manger shall hold office for the term for which the Manger is elected and until the Manager's successor has been duly elected and qualified.

(c)  Managers shall not be personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any Master or Charter Member or other class of member, other Manager, agent or employee of the Company.  A Manager shall perform the Manager's duties as a Manager in good faith, in a manner the Manager reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.  A Manager is not liable for any action taken as a Manager, or any failure to take any action, unless the Manager has breached or failed to perform the Manager's duties and the breach or failure to perform constitutes willful misconduct or recklessness.

(d)  In performing the Manager's duties, a Manager shall be entitled to rely on information, opinions, reports, or statements of the following persons or groups unless the Manager has knowledge concerning the matter in question that would cause such reliance to be unwarranted:

(i)  one or more employees or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented;

(ii)  any attorney, public accountant, or other person as to matters which the Manager reasonably believes to be within such person's professional or expert competence; or

(iii)  a committee upon which the Manager does not serve, duly designated in accordance with a provision of the Articles or this Agreement, as to matters within its designated authority, which committee the Manager reasonably believes to merit confidence.

(e)  Except to the extent provided in the Articles, every Manager is an agent of the Company for the purpose of apparently carrying on in the usual way the business of the Company, and the act of every Manager, including the execution in the Company name of any instrument for apparently carrying on in the usual way the business of the Company, binds the Company, unless such act is in contravention of the Articles or this Agreement or unless the Manager so acting otherwise lacks the authority to act for the Company, and the person with whom the Manager is dealing has knowledge of the fact that such Manager has no such authority.

Section 6.2.  Powers of the Managers.   The Managers shall have the right and authority to take all actions which the Managers deem necessary, useful or appropriate for the day-to-day management and conduct of the Company's business.  Subject to the restrictions set forth in this **Section 6.2**, the Managers may exercise all powers of the Company and do all such lawful acts and things as are not by the Articles, this Agreement or the Act, directed or required to be exercised or done by the Founding Member.  The Managers, upon the approval of the Founding Member, may elect or appoint officers and define their function and authority.  Officers may but need not be Managers, Master or Charter Members.  Any action taken under the preceding two sentences shall be recorded in the records of the Company.

Notwithstanding the foregoing, no debt shall be contracted or liability incurred, in either case in excess of **TEN THOUSAND AND 00/100 ($10,000.00) DOLLARS**, by or on behalf of the Company except by one or more Managers authority, in accordance with this **Section 6.2** who has obtained the prior written authorization of the Founding Member.  All instruments, contracts, agreements, and documents providing for the acquisition, mortgage or disposition of property of the Company shall be valid and binding on the Company if executed by one or more Managers or officers, in accordance with this **Section 6.2**.  All instruments, contracts, agreements, and documents of whatsoever type executed on behalf of or in the name of the Company by one or more Managers in accordance with this **Section 6.2** shall be valid in binding on the Company.

Section 6.3  Appointment of Tax Matters Manager.  Snyder Entertainment Group, LLC is hereby designated as the Tax Matters Manager (**"TMM"**).  The TMM shall be responsible for all matters involving Federal, state, local or other taxes of any type.  The TMM shall serve as such until a successor is duly elected by the Founding Member and qualified, or until the earlier withdrawal or retirement of the TMM, or removal by a the Founding Member.

Section 6.4.  Salaries.  The Company may pay to any Manager, Master or Charter Member or other Person, a salary and/or bonus as compensation for services rendered to the Company.  Such salaries and/or bonuses shall be treated as expenses of the Company and shall not be deemed to constitute distributions to the recipient of any profit, loss or capital of the Company.

Section 6.5.  Removal of Managers.

(a)  Subject to the provisions of the Act and subject to the satisfaction of the conditions specified in this **Section 6.5**, the Founding Member may remove all or any lesser number of Managers with or without cause.  The Founding Member may also remove any officer with or without cause.

(b)  Any removal of a Manager shall become effective when written notice thereof is given by the Founding Members unless a later effective date is specified in such notice.  Such notice must be delivered to the Manager being removed, any remaining Managers and the Manager elected to replace the removed Manager.  Should a Manager be removed who is also a Master or Charter Member, such removal shall not affect the Person's rights as a Master or Charter Member except as may otherwise be provided in the Act, the Articles or this Agreement.

Section 6.6  Resignation of Manager.  A Manager may resign from his position as a Manager at any time by notice to the Founding Member.  Such resignation shall become effective when such notice is received, unless a delayed effective date is specified in such notice.

Section 6.7.  Vacancies.  Any vacancies occurring among the Managers may be filled upon the written consent of a majority of the remaining Managers upon prior notice to the Founding Member; provided that the Founding Member can elect to fill the vacancy if notice thereof is given to the Managers within thirty (30) days of notice to the Founding Member of the vacancy.  A Manager chosen to fill a vacancy shall serve the unexpired term of his predecessor in office.  Any Manager's position to be filled by reason of an increase in the number of Managers shall be filled in the same manner or by election at an annual meeting or at a special meeting of the Founding Member called for that purpose.  A Manager chosen to fill a position resulting from an increase in the number of Managers shall hold office until the next annual meeting of Founding Member and until his successor has been duly elected and qualified.

## ARTICLE VII

### ACCOUNTING AND RECORDS

Section 7.1.  Records and Accounting.  The fiscal year of the Company for financial reporting and for Federal income tax purposes shall be the calendar year.  The books and records of the

Company shall be kept, and the financial position and the results of its operations recorded, in accordance with general accepted accounting principles. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business.  The Company shall keep the following records and information at its principal office.

(a)  A list with the full name and last known address of each Member and Manager of the Company from the date of organization.

(b)  A copy of the Articles of Organization and all amendments.

(c)  Copies of the Company's Federal, state and local income tax returns and financial statements for the three (3) most recent years, or if the returns and statements were not prepared, copies of the information and statements provided to or that should have been provided to the Members to enable them to prepare their Federal, state and local tax returns for the same period.

(d)  Copies of this Agreement and all amendments and copies of any written operating agreements no longer in effect.

(e)  A writing setting out the following:

(i)  The amount of cash, if any, and a statement of the agreed value of any other property or services contributed by each Member and the times at which or events upon the happening of which any additional contributions or returns of contributions agreed to be made by each Member are to be made.

(ii)  The events, if any, upon the happening of which the Company is to be dissolved and its affairs wound up.

(iii)  Any other writings required by this Agreement.

Section 7.2.  Access to Accounting Records.  Each Member, and the Member's duly authorized representative, shall have the right, at the Member's own expense, to inspect and copy the records listed in **Section 7.1** at the principal office of the Company, upon reasonable request, during ordinary business hours.

Section 7.3.  Annual Financial and Tax Information.  The Managers shall use their best efforts to cause the Company to deliver to each Member within ninety (90) days after the end of each fiscal year all information necessary for the preparation of such Member's Federal and state income tax returns.  The Managers shall also use their best efforts to cause the Company to prepare, within

120 days after the end of each fiscal year, a financial report of the Company for such fiscal year containing a balance sheet as of the last day of the year then ended, an income statement for the year then ended, a statement of sources and applications of funds, and a statement of reconciliation of the Capital Accounts of the Members.

Section 7.4. Accounting Decisions. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Managers. The Managers may rely upon the advice of the Company's public accountants as to whether such decisions are in accordance with generally accepted accounting principles.

Section 7.5. Federal Income Tax Elections. The Company may make any and all elections for Federal income tax purposes, including, but not limited to, the following:

(a) To the extent permitted by applicable law and regulations, an election to use an accelerated depreciation method with respect to any depreciable asset of the Company; and

(b) In case of a transfer of all or part of the Interest of any Member, an election to adjust the tax basis of the assets of the Company pursuant to Code Sections 734, 743, and 754.

## ARTICLE VIII
### CAPITAL ACCOUNT; ALLOCATIONS; DISTRIBUTIONS

Section 8.1. Capital Account.

(a) An individual Capital Account shall be established and maintained on behalf of each Member, including any additional or substituted Member, in the manner provided by Treasury Regulation § 1.704-1(b)(2)(iv). To the extent consistent with Treasury Regulation § 1.704-1(b)(2)(iv), the Capital Account of each Member shall consist of:

(i) the amount of cash such Member has contributed to the Company, plus;

(ii) the agreed fair market value of any property such Member has contributed to the Company, net of any liabilities assumed by the Company or to which such property is subject, plus;

(iii) the amount of profits or net income (including tax-exempt income) allocated to such Member, less;

(iv) the fair market value of any property distributed to such Member, net of any liability assumed by such Member or to which such property is subject, less;

(v) such Member's share of any other expenditures which are not deductible by the Company for federal income tax purposes or which are not allowable as additions to the basis of Company property; and,

(vi) subject to such other adjustments as may be required under the Code. The Capital Account of a Member shall not be affected by any adjustments to basis made pursuant to Code Section 743 but shall be adjusted with respect to adjustments to basis made pursuant to Code Section 734.

(b)  no Member shall have the right to withdraw that Member's Capital Contribution, or to receive any return or interest on any portion of that Member's Capital Contribution, or to demand and receive property of the Company or any distribution in return for that Member's Capital Contribution, except as may be specifically provided in this Agreement.  No Master or Charter Member shall receive out of Company property any part of that Master or Charter Member's Capital Contribution until:

(i)  all liabilities of the Company, except liabilities to Members, have been paid or there remains property of the Company sufficient to pay them; and,

(ii) the consent of the Founding Member is obtained, unless the return of the Capital Contribution may be rightfully demanded as provided in the Articles, this Agreement or the Act.  In no event may a Member receive any distribution with respect to the Member's Capital Contribution which exceeds the positive balance in the Member's Capital Account at the time of distribution.

(c)  Subject to the provisions of **Section 8.1(b)** and <u>Article XI</u>, a Member may rightfully demand the return of the Member's Capital Contribution (i) on the dissolution of the Company, or (ii) as may otherwise be provided in the Articles, this Agreement or the Act.  A Member shall have only the right to demand and receive cash in return for the Member's Capital Contribution.

Section 8.2.  <u>Allocation of Net Income, Loss or Capital Gains</u>.  Except as may be expressly provided otherwise in this <u>Article VIII</u>, and subject to the provisions of Code Section 704(c) or any other provision of the Code, the net income (taking into account all salaries, bonuses, or guaranteed payments made to Members), loss or capital gains of the Company for each fiscal year of the Company shall be allocated among all of the classes of the Members according to their respective

Percentage Interests, unless otherwise provided in this Agreement or any Amendment hereto. Prior to the Allocation Adjustment Date (a/k/a Parity), the Percentage Interests and Units of the Members shall be as set forth in column B on Exhibit B; on and after the Allocation Adjustment Date (a/k/a Parity), the Percentage Interests and Units of the Members shall be as set forth in Column C on Exhibit B.

Section 8.3. Allocation of Income and Loss and Distributions in Respect of Interests Transferred.

(a) If any Interest in the Company is transferred, or is increased or decreased by reason of the admission of a new Member or otherwise, during any fiscal year of the Company;

(i) the Company may close its books as though the Company's accounting and tax years had ended, with allocations to be made among the Members in a manner consistent with **Section 8.2** of this Agreement; or

(ii) each net item of income, gain, loss, deduction, or credit of the Company for such fiscal year shall be assigned pro rata to each day in the particular period of such fiscal year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred), and the amount of each such item so assigned to any such day shall be allocated to the Member in a manner consistent with **Section 8.2** of this Agreement.

(b) Distributions of Company assets in respect of an Interest in the Company shall be made only to the Members who, according to the books and records of the Company, are the holders of record of the Interests in respect of which such distributions are made on the actual date of distribution. Neither the Company nor any Member shall incur any liability for making distributions in accordance with the provisions of the preceding sentence, whether or not the Company or the Member has knowledge or notice of any transfer or purported transfer of ownership of Interest in the Company which has not been approved by the Founding Member.

Notwithstanding any provision in this Agreement to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company shall be allocated solely to the parties owning Interests in the Company as of the date such sale or other disposition occurs and shall be in accordance with their respective Percentage Interests on such date.

Section 8.4.  Quarterly Distributions of Available Cash.  In addition to Quarterly Distributions, additional distributions of Available Cash may be made to the Members in accordance with their respective Percentage Interest at the discretion of the Founding Member. The amount allocated to each Member pursuant to **Section 8.2** of this Agreement (together with any adjustments attributable to **Section 8.3** of this Agreement) for each calendar quarter shall be distributed to each Member by the Company ("Quarterly Distribution") within 30 days after the end of the applicable quarter ("Distribution Date"); provided, however, that the aggregate amount of the Quarterly Distributions shall be reduced to the extent necessary to prevent the Quarterly Distributions from exceeding the Company's Available Cash.  Any such reduction in the aggregate amount of a Quarterly Distribution shall be allocated among the Members in proportion to the amounts of their respective Quarterly Distributions prior to such reduction.  The amounts by which any Quarterly Distributions are so reduced shall be distributed on the first succeeding Distribution Date on which there is sufficient Available Cash.

Section 8.5. Capital Proceeds Capital Proceeds shall be distributed and applied by the Company in the following order and priority:

(a) to the payment of all expenses of the Company incident to the Capital Transaction; then

(b)  to the payment of debts and liabilities of the Company then due and outstanding, including all debts due to any Interest Holder; then

(c)  to the establishment of any reserves which the Founding Member deems necessary for liabilities or obligations of the Company; then

(d)  the balance shall be distributed as follows:

(i)  to the Interest Holders in proportion to their respective Adjusted Capital Balances, until their remaining Adjusted Capital Balances have been paid in full;

(ii)  if any Interest Holder has a positive Capital Account after the distributions pursuant to Section 8.5(d)(i) and before any further allocation of Profit pursuant to Section 8.6(a)(iii), to those Interest Holders in proportion to their respective positive Capital Account balances; then

(iii)  until the occurrence of the Allocation Adjustment Date (a/k/a Parity), in accordance with the Percentage Interests set forth in column B on Exhibit B; then

(iv)  after the Allocation Adjustment Date (a/k/a Parity), in accordance with the Percentage Interests set for the in Column C on Exhibit B.

(v)  any profit in excess of the foregoing allocations shall be allocated to the Interest Holders in proportion to their Percentages.

Section  8.6  Allocation of Profit or Loss from a Capital Transaction.

(a)  Profit from a Capital Transaction shall be allocated as follows;

(i) If one or more Interest Holders has a negative Capital Account, to those Interest Holders, in proportion to their respective negative Capital Account balances, until all negative Capital Account Balances have been reduced to zero;

(ii) Any Profit not allocated pursuant to Section 8.6(a)(i) above shall be allocated to the Interest Holders in proportion to, and to the extent of, the amounts distributable to them pursuant to Section 8.5(d)(iii).

(b)  Loss from a Capital Transaction shall be allocated as follows:

(i)  If one or more Interest Holders has a positive Capital Account, to those Interest Holders, in proportion to their Positive Capital Accounts, until all Positive Capital Accounts have been reduced to zero.

(ii)  Any Loss not allocated to reduce Positive Capital Accounts to zero pursuant to Section 8.6 (b)(i) shall be allocated to the Interest Holders in proportion to their Percentage Interests.

Section 8.7 Guaranteed Payments to Master and Charter Members.   The Company shall make a guaranteed payment to each Master and Charter Member within 30 days after the end of each calendar quarter beginning with the calendar quarter ending September 30, 2017 (a "Guaranteed Payment Date"), in the amount of 10 % per annum of the initial capital contribution of such Master and Charter Member (collectively, the "Guaranteed Payments"); provided however, that the aggregate amount of Guaranteed Payments to be made on any Guaranteed Payment Date shall be reduced to the extent necessary to prevent such Guaranteed Payments form exceeding the Company's Available Cash; and provided further that no Guaranteed Payments shall be made to the Master Members after the Allocation Adjustment Date (a/k/a Parity).  Any reduction in the aggregate amount of Guaranteed Payments shall be allocated among the Master and Charter Members in proportion to the amounts of their respective Guaranteed Payments for the applicable calendar quarter prior to such reductions. The amount by which any Guaranteed Payments are so reduced shall be distributed on the first succeeding Guaranteed Payment Date on which there is sufficient Available Cash. The payments to be made pursuant to this Section 8.7 shall constitute "guaranteed payments" pursuant to Section 707(a) of the Code. No Guaranteed Payments shall be made to the Master Members after the Allocation Adjustment Date (a/k/a Parity).

## ARTICLE IX

CHANGES IN MEMBERS; RESTRICTIONS ON TRANSFER OF INTERESTS

Section 9.1. Buy-out of Former Members.

(a) Upon the occurrence of an Event of Dissociation and the consent of the Founding Member other than the Former Member to continue the Company, the Company shall have the option to purchase the Interest of such Former Member within 120 days after the Event of Dissociation upon the terms and conditions set forth in this Agreement.

(b) The amounts paid to a Former Member for purposes of **Section 9.1(a)** of this Agreement shall be determined as set forth below in this **Section 9.1(b)**:

(i) The amount or value of a Former Member's interest shall be determined upon the occurrence of an event of disassociation in accordance with generally accepted principles of accounting; and shall be equal to the positive capital account balance of such Former Member as reflected in the financial records of the Company; and,

(ii) payment of such amount shall be paid from available cash as defined herein.

(c) The amounts to be paid a Former Member for purposes of **Section 9.1(a)** of this Agreement shall be paid in cash.

Section 9.2. Restrictions on Transfer and Assignment of a Member's Interest. No Master or Charter Member shall be entitled to assign, convey, sell, transfer, pledge, encumber or in any way alienate all or any part of such Master or Charter Member's Interest, except with the prior written consent of the Founding Member, which consent may be given or withheld, conditioned or delayed as the Founding Member may determine in their sole discretion. No Master or Charter Member shall be entitled to assign, convey, sell, transfer, pledge, encumber or in any way alienate all or any part of such Master or Charter Member's Interest, except with the prior written consent of the Founding

Member, which consent may be given or withheld, conditioned or delayed as the Founding Member may determine in their sole discretion. Transfers in violation of this **Section 9.2** shall only be effective to the extent set forth in **Section 9.5(b)** of this Agreement.

Section 9.3. Further Restrictions on Transfer. In addition to the restrictions and requirements set forth in **Section 9.2**and **Section 9.4**, no Member shall assign, convey, sell, encumber or in any way alienate all or any part of such Member's Interest in the Company:

(a) without registration under applicable federal and state securities laws, unless such Member delivers an opinion of counsel satisfactory to the Company that registration under such laws is not required; or,

(b) if the Interest to be sold or exchanged, when added to the total of all other Interests sold or exchanged in the preceding 12 consecutive months prior thereto, would result in the termination of the Company for tax purposes under Code Section 708.

Section 9.4. Substitute Members. A transferee shall have the right to become a substitute Member if:

(a) the requirements of **Sections 9.2** and **9.3** of this Agreement are met;

(b) such person executes an instrument satisfactory to the Founding Member accepting and adopting the terms and provisions of this Agreement; and,

(c) such person pays any reasonable expenses in connection with his or her admission as a Member.

Section 9.5. Effect of Transfer.

(a) Any permitted transfer of all or any portion of a Member's Interest in the Company will take effect on the first day of the month following receipt by the Founding Member of written notice of transfer. Any transferee of an Interest in the Company shall take subject to the restrictions on transfer imposed by any other provisions of this Agreement.

(b) Upon any transfer of a Member's Interest in the Company in violation of this Agreement, the transferee shall have no right to participate in the management of the business and affairs of the Company or to become a Member, and such transferee shall only be entitled to receive the share of profits or other compensation by way of income and the return of contributions to which the transferor of such Interest in the Company would otherwise be entitled.

# ARTICLE X

## ADDITIONAL MEMBERS AND UNITS

Section 10.1.  Additional Units.  By the written consent of the Founding Member, the Company may issue Additional Units by sale or other issuance to existing Members or other Persons.  Any such sale or other issuance of Company Units shall be made in accordance with the Articles and this Agreement.  As a condition to such issuance, Additional Members acquiring such Units shall execute this Agreement and all other documents and instruments as the Company may require and shall become Members as regards such Units upon the date the last of such agreements is executed.

Section 10.2.  Allocations.  Additional Units shall not be entitled to any retroactive allocation of the Company's income, gains, losses, deductions, credits or other matters of any kind; provided that Additional Units shall be entitled to their respective share of the Company's income, gains, losses, deductions, credits and other matters of any kind arising under contracts entered into before the effective date of the issuance of any Additional Units to the extent that such income, gains, losses, deductions, credits and other matters of any kind arise after such effective date.  The Company's books may be closed at the time Additional Units are issued as though the Company's tax year had ended or the Company may credit to the Additional Units pro rata allocations of the Company's income, gains, losses, deductions, credits and other matters of any kind for that portion of the Company's fiscal year after the effective date of the issuance of the Additional Units, such allocations to be effected in a manner consistent with **Section 8.2** of this Agreement.

# ARTICLE XI

## DISSOLUTION AND WINDING UP

Section 11.1.  Dissolution.  The Company shall be dissolved and its affairs wound up on the first of the following to occur:

(a)  At the time or on the occurrence of events specified in the Articles or this Agreement;  The Founding Members in writing consent to the dissolution of the Company;

 (b)  An Event of Dissociation occurs, unless the Founding Member elects to continue the business of the Company within 90 days of the date of the Event of Dissociation; or

(d)  A decree of judicial dissolution is entered pursuant to the Act.

Section 11.2.  Winding Up.  Upon dissolution, the Managers shall proceed to wind up and liquidate the business and affairs of the Company, and the Company may only carry on business that is appropriate to wind up and liquidate the business and affairs of the Company, including the following:

(a) collecting the Company's assets;

(b) disposing of properties that will not be distributed in kind to members;

(c) discharging or making provision for discharging liabilities;

(d) distributing the remaining property among the members;

(e) doing every other act necessary to wind up and liquidate the business and affairs of the Company.

The Managers shall follow the procedure for disposing of known claims set forth in the Act and shall publish notice of the dissolution of the Company pursuant to the Act.

Section 11.3.  Distribution of Assets.  Upon the winding up of the Company, the assets shall be distributed as follows:

(a)  To creditors, including Members and Managers who are creditors to the extent permitted by law, to satisfy the liabilities of the Company whether by payment or by the establishment of adequate reserves, excluding distributions to Members pursuant to **Section 8.4** and

(b)  To Members and Former Members to satisfy the liabilities for distributions pursuant to **Section 8.4** and **Section 8.7**;

(c)  To Members of the Company in respect of their share of the profits and other compensation by way of income on their Capital Contributions to the extent each such Member has a positive balance in his Capital Account as provided in Treasury Regulation § 1.704-1(b)(2)(ii)(b)(2); and

(d)  To Members of the Company in respect to their Capital Contributions to the extent each such Member has a positive balance in his Capital Account as provided in Treasury Regulation § 1.704-1(b)(2)(ii)(b)(2).

Section 11.4.  Deficit Account Balance after Liquidation.  A deficit balance in a Member's Capital Account after liquidation of the Company shall be repaid to the Company no later than 90 days after the liquidation occurs as provided in Treasury Regulation § 1.704-1(b)(2)(ii)(b)(3).

## ARTICLE XII

### INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Organizers, Members and Managers of the Company shall be entitled to indemnification and advancement of expenses in accordance with and subject to the Articles of Organization.


## ARTICLE XIII

### INVESTMENT REPRESENTATIONS

By the execution of this Agreement each of the Members acknowledges, agrees, represents and warrants that:

(a)   The Member understands that investment in the Member's Interest (Units) in the Company involves a high degree of risk and is suitable only for sophisticated investors.  The Member further understands that Interests (Units) are being offered in reliance upon an exemption from registration provided by the Federal Securities Act of 1933, as amended, and/or Regulation D of the Securities and Exchange Commission, or an intrastate exemption under Rule 147, if applicable, and exemptions provided for under applicable state securities laws.

(b)   The Member is purchasing the Member's Interest (Units) for the Member's own investment and not with a view to distribution or resale thereof to any other Person.

(c)   The Company has disclosed to the undersigned, in writing, and the Member acknowledges, that the transferability of the Interest (Units) is severely limited and that the undersigned must continue to bear the economic risk of this investment for an indefinite period as these securities have not been registered under the Securities Act of 1933 or any state securities laws and therefore cannot be offered or sold unless they are subsequently registered under such acts or an exemption from such registration is available.

(d)  The Member agrees that in addition to other prohibitions of and restrictions on transfer under this Agreement, the Member's Interest (Units) will not be sold without registration under the Securities Act of 1933 and any applicable state securities law, or until the undersigned has obtained an opinion of counsel satisfactory to the Company that such registration is not required in connection with any such transaction.

(e)  The Member agrees that any certificates representing the Member's Interest (Units) may contain the following legend: **"The Units represented by this certificate were acquired for investment only and not for resale. They have not been registered under the Securities Act of 1933 or any state securities law. These Units may not be sold, transferred, pledged, or hypothecated unless first registered under such laws, or unless the Company has received an opinion of counsel satisfactory to it that registration under such laws is not required. In addition, the Units represented by this certificate are subject to limitations and restrictions set forth in the Articles of Organization and Operating Agreement of the Company, copies of which will be provided upon request."** The Company may issue stop transfer instructions to its transfer agent (if any) or make a notation to such effect on its appropriate records.

(f) The Member's principal residence is at the address for the Member noted in this Agreement.

(g) The Member has and has had access to all material facts with respect to the Interest (Units) by reason of active involvement in the organization or management of the Company or because such Member was provided such information prior to investment in the Units.

(h) The Member is an "accredited investor" within the meaning of all applicable Federal and state securities laws, including the Indiana Securities Law, as amended.

(i) No commission or other remuneration shall be paid to any person in connection with the offer or sale of the Interest (Units).

(j) The Member understands and agrees that the Member has no right to require the Company to register the Interest (Units) under Federal or state securities laws at any time, or to join in any future registration.

(k) The Member agrees to hold the Company and its Members, Managers and controlling persons (as defined in the Securities Act of 1933, as amended), and any persons affiliated with any of them or with the distribution of the Interest (Units), harmless from all expenses, liabilities, and damages (including reasonable attorneys' fees) deriving from a disposition of the Interest (Units) in manner in violation of the Securities Act of 1933, as amended, or of any applicable state securities law or which may be suffered by reason of a breach of any of the covenants, representation and warranties contained in this Article XIII.

**ARTICLE XIV**

AMENDMENTS

Section 14.1.  Proposal of Amendments.  Amendments to the Articles and this Agreement may be proposed in writing by the Founding Member or by any Manager or Managers.  If required by the Founding Member, any such proposed amendment must be accompanied by an opinion of counsel as to the legality and effect on the Members.  Copies of any amendments proposed to be made pursuant to this **Section 14.1** shall be sent to the Members.

Section 14.2.  Amendments by Members.  A proposed amendment shall be voted upon at either an annual meeting or a special meeting of the Master and Charter Members or all of the Members duly called for the purpose of voting on the amendment.  Such votes shall be exercised as provided in Article VII.  Except as set forth in the next sentence, amendments shall be approved by the Founding Member.  The following amendments must be approved by the Founding Member and a Majority in Interest of the Master and Charter Members, voting as separate voting groups:

(a) amendments which have an adverse effect on the allocations of profits and losses to Master and Charter Members pursuant to **Section 8.2;**

(b) amendments to **Sections 8.4**, **8.5** or **8.6**;

(c)  amendments which have an adverse effect on the guaranteed payments to be made to Master and Charter Members pursuant to **Section 8.7**;

(d)  amendments to the provisions of this **Section 14.2**;

(e)  any amendment which has the effect of any of the amendments described in the foregoing (a) through (d). Upon approval of any amendment, all Members, whether or not they consented to such amendment, shall be deemed to have consented to and shall be bound by the terms and provisions thereof as if they had so consented.

Section 14.3.  Amendments by Managers.  Notwithstanding any provision of this Agreement, amendments to this Agreement which, in the opinion of counsel to the Company, are necessary to maintain the status of the Company as taxable as a partnership for purposes of Federal or state law or for other tax purposes, may be made by the Managers without the necessity of a vote of the Members.

**ARTICLE XV**

MISCELLANEOUS

Section 15.1. Complete Agreement. This Agreement and the Articles constitute the complete and exclusive statement of agreement among the Members with respect to its subject matter. This Agreement and the Articles replace and supersede all prior agreements by and among the Members or any of them.

This Agreement and the Articles supersede all prior written and oral statements and no representations, statement, or condition or warranty not contained in this Agreement or the Articles will be binding on the Members or have any force or effect whatsoever.

Section 15.2. Governing Law. This Agreement and the rights of the parties under this Agreement will be governed by, interpreted, and enforced in accordance with the laws of the State of Indiana.

Section 15.3. Binding Effect; Conflicts. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective distributees, successors and assigns. This Agreement is subject to, and governed by, the Act and the Articles. In the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the Act or the provisions of the Articles, the provisions of the Act or the Articles, as the case may be, will be controlling.

Section 15.4. Headings; Interpretation. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement. The singular shall include any plural, and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires.

Section 15.5. Severability. If any provision of this Agreement is held to be illegal, invalid, unreasonable, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, unreasonable, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, unreasonable, or unenforceable provision or by its severance. In addition, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, unreasonable, or unenforceable provision as may be possible and be legal, valid, reasonable, and enforceable.

Section 15.6. Multiple Counterparts. This Agreement may be executed in several counterparts, each of which will be deemed an original but all of which will constitute one and the same instrument. However, in making proof with respect to this Agreement it will be necessary to produce only one copy hereof signed by the party to be charged.

Section 15.7. Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated by this Agreement.

Section 15.8. No Third Party Beneficiary. This Agreement is made solely and specifically among and for the benefit of the Members and their respective successors and assigns subject to the express provisions of this Agreement relating to successors and assigns; and no other person will have any rights, interest, or claims under the Agreement or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

Section 15.9. Notices. Any notice to be given or to be served upon the Company or any Member in connection with this Agreement must be in writing and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member at the address specified on EXHIBIT "A" and/or EXHIBIT "B". Any Member or the Company may, at any time by giving a five (5) day prior written notice to the other Members and the Company, designate any other address in substitution of the foregoing address to which such notice will be given.

Section 15.10. Title to Company Property. Legal title to all property of the Company will be held and conveyed in the name of the Company.

Section 15.11. Reliance on Authority of Person Signing Agreement. In the event that a Member is not a natural person, neither the Company nor any Member will:

(a) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such Person or to determine any fact or circumstances bearing upon the existence of the authority of such individual or,

(b) be required to see to the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such Entity.

Section 15.12. Confidentiality. It is mutually acknowledged that the value of each Members' ownership interest depends on the success and profitability of the Company. Each Member has a financial interest in protecting and enhancing the overall value of the Company, which is closely held. Accordingly, during the period in which an Interest is owned, and for three (3) years afterwards, no Member shall disclose or divulge any financial data, confidential information, trade secrets, business methods, work procedures or systems utilized by the Company, or any other information which is not generally available outside the Company, without the prior, written consent of the Company. This non-disclosure obligation includes any and all types of valuable or useful, non-public Company information, however obtained. All Members agree that a violation of any of the foregoing shall result in immediate, continuing and irreparable harm to the Company's business and that the Company shall be entitled to injunctive relief as well as money damages for a violation of the foregoing. In the event that the provisions of this **Section 15.12** should ever be deemed to exceed the restrictions permitted by applicable law, then such overly restrictive provisions shall be reformed to the maximum limitations permitted.

IN WITNESS WHEREOF, the Members have executed this Agreement on the date set forth opposite their signatures, to be effective, however, as of the date the Articles of Organization of the Company are accepted for filing by the Secretary of State of the State of Indiana.

DATED: June 23, 2016.
FOUNDING MEMBER:
SNYDER ENTERTAINMENT GROUP, LLC


_____
By; MARK L. SNYDER,     Manager

**EXHIBIT "A"**
**to**
**OPERATING AGREEMENT**


Names and Addresses of Members

<u>FOUNDING MEMBER</u>


Snyder Entertainment Group, LLC      1705 Greenbush Street
                                     Lafayette, IN 47904


<u>MASTER MEMBER(s)</u>


<u>CHARTER MEMBER(s)</u>

**EXHIBIT "B"**
**to**
**OPERATING AGREEMENT**

Capital Contributions, Percentage Interests and Units of Members

### FOUNDING MEMBER

| Member | Capital Contribution | Percentage Interest | Units |
|---|---|---|---|
| Snyder Entertainment Group, LLC<br>1705 Greenbush Street<br>Lafayette, IN 47904 | $1,000.00 | 100% | 1,000 |

### MASTER MEMBER(s)

| Member | Capital Contribution | Percentage Interest | Units |
|---|---|---|---|
| | | | |

### CHARTER MEMBERS

| Member | Capital Contribution | Percentage Interest | Units |
|---|---|---|---|
| | | | |